                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                Egghead.com, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                      --------------------------------------
                         (Title of Class of Securities)

                                    282330109
                                 (CUSIP Number)

                                 Stephen M. Wood
                                 9111 N.E. 162nd
                         Battleground, Washington 98604
                                 (360) 571-3395
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                              Nancy P. Hinnen, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 802-2046

                         December 4, 1997-March 6, 1998
                      (Date of Event Which Requires Filing


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 282330109

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stephen M. Wood
         ###-##-####


2.       Check the appropriate box if a member of a group     (a) / /
         (See Instructions)                                   (b) / /


3.       SEC USE ONLY


4.       Source of Funds (See Instructions)

         N/A

5.       Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
         / /


6.       Citizenship or place of organization

         United States


7.       Sole Voting Power

         947,202


8.       Shared Voting Power

         8,354*


9.       Sole Dispositive Power

         947,202


10.    Shared Dispositive Power

         8,354*


11.      Aggregate amount beneficially owned by each reporting person

         955,556


12.      Check box if the aggregate amount in row (11) excludes certain shares  (See Instructions)
         / /


13.      Percent of class represented by amount in row (11)

         3.9%**


14.      Type of Reporting Person

         IN

--------------------------
     * Includes 8,354 shares transferred by Mr. Wood to trusts the beneficiaries of which are Mr. Wood's children. Mr. Wood disclaims beneficial ownership of such 8,354 shares.

     ** Percentage is based upon 24,297,507 shares outstanding as of July 25, 1998.

     This Amendment No. 1 to the Schedule 13D dated August 22, 1997 is filed to amend and restate in its entirety such Schedule 13D, as follows:

Item 1. Security and Issuer.

         Title of Class:

                  Common Stock, par value $0.01 per share

         Name and Address of Principal Executive Offices of Issuer:

                  Egghead.com, Inc.
                  22705 East Mission Avenue
                  Liberty Lake, Washington 99019


Item 2.  Identity and Background

     The reporting person is Stephen M. Wood, a citizen of the United States of America. The principal address of Mr. Wood is 9111 N.E. 162nd, Battleground, Washington 98604. Mr. Wood is currently a private investor.

     During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to any civil proceeding of a judicial or administrative body of competent jurisdiction or, as a result of such proceeding, been subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

                  N/A


Item 4. Purpose of Transaction

     The purpose of the transactions disclosed herein was to reduce Mr. Wood's ownership of the Issuer's securities. Before the sales transactions described in
Item 5(c), Mr. Wood owned 1,799,956 shares of Common Stock of the Issuer, or approximately 7.9% of the outstanding shares of Common Stock. As of the date of filing of this Amendment to Schedule 13D, Mr. Wood owns approximately 3.9% of the common stock of the Issuer.

Item 5.  Interests in Securities of Issuer

     (a) Aggregate number of shares of Common Stock of the Issuer beneficially owned as of date of filing of this
         Schedule 13D:  955,556 shares.


(b)      Sole voting power:    947,202 shares
         Sole dispositive power:    947,202 shares
         Shared voting power:         8,354 shares
         Shared dispositive power:  8,354 shares

     With respect to the 8,354 shares for which Mr. Wood shares voting and dispositive power, Mr. Wood has transferred such shares to trusts the beneficiaries of which are Mr. Wood's minor children. With respect to the information required by Item 2 for Mr. Wood's children, the responses given above in Item 2 for Mr. Wood are equally applicable to his children, except that they are students and therefore not employed.


     (c) Mr. Wood effected the following open-market sales transactions on the Nasdaq National Market System, as a result of which he became the beneficial owner of less than five percent (5%) of the Issuer's outstanding Common Stock:

DATE              NUMBER OF SHARES  PRICE PER SHARE  AGGREGATE PROCEEDS
                        SOLD

12/04/97                         200,000                       $ 7.00                         $  1,400,000
02/12/98                          50,000                         8.25                              412,500
02/13/98                          25,000                         8.50                              212,500
02/17/98                          25,000                         8.63                              215,625
02/18/98                          25,000                         8.75                              218,750
02/20/98                          50,000                         9.00                              450,000
02/25/98*                         10,000                         9.25                               92,500
02/27/98                          60,000                         9.63                              577,500
02/28/98*                         10,000                         9.50                               95,000
03/01/98*                         10,000                         9.63                               96,250
03/03/98                           7,500                         9.50                               71,250
03/04/98                         100,000                         9.06                              906,250
03/05/98                          50,000                        10.00                              500,000
03/05/98*                         10,000                         9.75                               97,500
03/05/98*                         10,000                        10.13                              101,250
03/06/98 25,000                    10.75                      268,750

-------------------------------------------------------------------------------
*    Sale of childrens' shares.

     As indicated in subsection (e) below, Mr. Wood ceased to be the beneficial owner of five percent (5%) or more of the common stock of the Issuer on March 6, 1998.
     (d) Not applicable.

     (e) Mr. Wood ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer's common stock on March 6, 1998.

Item 6.  Contracts, Arrangements, Understandings or Relationship
               With Respect to Securities of the Issuer

     The shares of the Issuer's Common Stock owned by Mr. Wood are subject to a Letter Agreement, dated May 23, 1997, between Mr. Wood and the Issuer that prohibits the sale, transfer or other disposition by Mr. Wood for a period ending August 14, 1998 of fifty-five percent (55%) or more of the shares of Common Stock of the Issuer received by him in a merger (the "Merger") between a wholly-owned subsidiary of the Issuer and Surplus Software, Inc. ("Surplus Software") pursuant to the terms of a Merger Agreement dated April 30, 1997 and amended as of May 23, 1997, by and among Egghead, Inc., North Face Merger Sub, Inc., Surplus Software and certain shareholders of Surplus Software (the "Merger Agreement").

     In addition, ten percent (10%) of the shares of the Common Stock of the Issuer issued to Mr. Wood pursuant to the Merger (the "Holdback Shares") have been pledged to, and will be held by, the Issuer for a period ending August 14, 1998, in order to satisfy any claims by the Issuer for indemnification under the Merger Agreement. Certain claims have been made by Egghead against the Holdback Shares, which claims are unresolved as of the date of this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

         2.1       Merger Agreement (incorporated herein by reference to Exhibit 2.1 to Egghead, Inc.'s
                           Registration Statement on Form S-4, File No. 333-21251, as filed with the SEC on July
                           14, 1997)

         99.2     Letter Agreement dated May 23, 1997 between Egghead, Inc. and Stephen M. Wood (incorporated herein by reference to Exhibit 99.2 to Schedule 13D filed with the SEC on August 22,
                           1997)


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August __, 1998


By:________________________________
   Stephen M. Wood